Radius Explorations Ltd
News Release 2003-04
April 8, 2003

High Grade Gold Zone Extended - Drilling Underway

Radius Explorations Ltd. is pleased to announce that recent results from surface sampling and manual trenching confirm a new high-grade gold discovery along strike and 200m east of the previously reported gold veins at Guapinol (see Release 2003-01, January 13).

This new area, named "Pozo del Coyote", is on the Progreso I licence, located between the Bella Vista and Golazo project areas. The Tambor Joint Venture, Gold Fields 55%/Radius 45%, has acquired an option to earn a 100% interest in the area subject to a 2% NSR.

The first trench (GP-29) returned a high-grade core interval of 10.93m at 66.83 g/t gold within a broader mineralized zone that also included 5.30m at 3.04 g/t, 2.98m at 1.98 g/t and 1.67m at
2.19 g/t. The true width of the broader mineralized zone is not well established but appears to be 30+m.

Trench GP-30, located 25m to the southwest, has mineralization of a similar grade to GP-29, however, initial results from this trench were contaminated by the free gold in the samples and results from a new analysis are pending.

A detailed soil grid over the area shows a strong 300m long gold anomaly outlining the known mineralization and open to the southeast. A drill rig has been mobilized to the area and drilling is underway.

Following the program at Pozo del Coyote the rig will be moved west to Guapinol where a fifteen to twenty hole program will test the high-grade veins in that zone. Nine holes have been completed at La Laguna North, results are pending.

For further information on the Company and its projects, please call toll-free at 1-888-627-9378.


ON BEHALF OF THE BOARD

     "signed"
Simon T. Ridgway, President

Symbol:  TSXV-RDU
Shares Issued:  25.0 million

     The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.